WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated May 9, 2024, and provides an analysis of the Company's results of operations for the three months ended March 31, 2024.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance.  The information should be read in conjunction with Western's condensed interim consolidated financial statements for the three months ended March 31, 2024, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting and Western's audited consolidated financial statements for the year ended December 31, 2023, and the notes thereto, which have been prepared in accordance with IFRS Accounting Standards.  The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2023.  All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. The Company's Annual Information Form for the year ended December 31, 2023, ("AIF"), is filed with Canadian regulators on SEDAR+ at www.sedarplus.ca.  This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry and given the Company is an exploration stage company.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward-looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino", "Project" or "Casino Project") towards production.  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENTS

Financings

On May 6, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's participation rights as a result of the bought deal public offering completed on April 30, 2024.  Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791 resulting in Rio Tinto maintaining their 9.7% ownership in the Company

1

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

On April 30, 2024, the Company completed a bought deal public offering of 24,210,526 common shares of the Company at a price of $1.90 per common share for gross proceeds of approximately $46 million.

On March 25, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024.  Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of approximately $323,363.

On March 1, 2024, the Company completed a private placement with new Chief Executive Officer Sandeep Singh.  Mr. Singh acquired 2,222,222 common shares at a price of $1.35 per share for gross proceeds of approximately $3 million.

Strategic Investment by Mitsubishi Materials Corporation

On April 14, 2023, Mitsubishi Materials Corporation ("Mitsubishi Materials") purchased 8,091,390 common shares of the Company at a price of $2.63 per share for gross proceeds of approximately $21.3 million resulting in Mitsubishi Materials owning approximately 5% of the Company.  As a result of financings subsequent to April 14, 2023, Mitsubishi Materials currently owns approximately 4.1% of the Company.

In connection with the strategic investment by Mitsubishi Materials, the Company and Mitsubishi Materials entered into an investor rights agreement whereby, subject to certain conditions, Mitsubishi Materials has certain rights until the earlier of (a) its ownership falling below 3.0%, and (b) April 4, 2025 (the "Expiry Date"), including the right to appoint:

• one member to the Casino Project Technical and Sustainability Committee.

• the greater of one director of the Company or 17% of the number of directors (rounding to the nearest whole number), if Mitsubishi Materials' ownership increases to at least 12.5%

In addition, until the Expiry Date, Mitsubishi Materials has a right to participate in future equity issuances to maintain its ownership in the Company and, in the event its ownership increases to 8.0%, will have a one-time "demand registration right" and "piggy-back registration rights."

Under the investor rights agreement, until the Expiry Date, Mitsubishi Materials has agreed:

• not to sell, transfer, offer or otherwise dispose of any common shares without first notifying the Company

• not to acquire any securities of the Company, subject to certain exceptions

• to abstain from voting or vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders

Mitsubishi Materials has the right of first negotiation, until the later of (a) its ownership falling below 3.0%, and (b) the Expiry Date, to offtake at least its proportionate share of minerals produced from the Casino Project.

The Company and Mitsubishi Materials will negotiate in good faith new rights and restrictions attaching to its share ownership on the earlier of (a) October 14, 2024, and (b) Mitsubishi Materials' ownership reaching 12.5% or greater.

Strategic Investment by Rio Tinto Canada

On December 12, 2023, the Company announced that Rio Tinto Canada Inc. ("Rio Tinto") purchased 3,468,208 common shares of the Company at a price of $1.73 per share for gross proceeds of $6.0 million.

2

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

The Company and Rio Tinto also entered into an amended and restated investor rights agreement, whereby, subject to certain conditions, including ownership thresholds, Rio Tinto will have certain rights until June 12, 2025, including the right to appoint:

  one member to the Casino Project Technical and Sustainability Committee
  one non-voting observer to attend all meetings of the board of directors of the Company one director of the Company, if Rio Tinto's ownership increases to at least 12.5%
  up to three secondees to the Casino Project

and:

  the right to participate in future equity issuances to maintain its ownership in the Company a one-time "demand registration right" and "piggy-back registration rights."

Under the amended and restated investor rights agreement until June 12, 2025, Rio Tinto has also agreed:

  not to sell, transfer, offer or otherwise dispose of any shares, subject to certain exceptions not to acquire any securities of the Company, subject to certain exceptions to abstain from voting or vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders

On May 1, 2023, in connection with the strategic investment by Mitsubishi Materials and to maintain its ownership in the Company, Rio Tinto purchased 878,809 common shares of the Company at a price of $2.63 per share for gross proceeds of $2.3 million.

Management Changes

On February 22, 2024, Mr. Sandeep Singh was appointed Chief Executive Officer of the Company.  Mr. Singh will work closely with Dr. Paul West-Sells, who will continue in the role of President in connection with the succession process. Further, effective February 22, 2024, Mr. Kenneth Williamson retired from his role as Director and Interim Chairman.  Current board member, Dr. Bill Williams, has taken on the role of Interim Chairman as the Company searches for a replacement.

CASINO PROJECT UPDATE

Drilling Program

On March 27, 2024, the Company announced the results from the 2023 drilling program (the "Drill Program") on its wholly-owned Casino copper-gold-molybdenum deposit.  The Drill Program was developed by Western's Technical and Sustainability Committee, which is comprised of members from Western, Rio Tinto and Mitsubishi Materials.

The 2023 Drill Program consisted of seven holes for 2,244 m ranging from 130 m to 556 m in length.  The drill holes were located inside the current pit boundaries and were selected to provide a range of grades, host rocks, and mineralogy.  The drill holes were also selected to convert indicated resource to measured.

Results from the Drill Program continued to show the importance of the Core Zone wherein relatively higher grades are encountered.

The 2023 Drill Program also included 783 m of geotechnical and hydrogeological drilling designed by Knight-Piesold Consulting, which targeted the ground conditions of the proposed open pit, stockpiles, tailings management facility, heap leaching facility, new airstrip, and the proposed Ranney well site.

3

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

Metallurgical Program

Fifteen composite samples were prepared from core acquired in the 2023 Drill Program.  The fifteen composite samples represent supergene and hypogene mineralization at various grades and will be subjected to comminution and flotation tests to produce a definitive concentrate from each composite.  The results from this testing will be used to develop a more detailed geometallurgical model of the deposit. The test program is being carried out at ALS Metallurgy, based in Kamloops, BC, and is being supervised by Western, Rio Tinto, and Mitsubishi Materials personnel.

Feasibility Study

On June 28, 2022, the Company released the results of its Feasibility Study (the "Study") on its wholly-owned Casino copper-gold-molybdenum deposit.  The Study considered the Project being constructed as an open pit mine, with a concentrator processing 120,000 tonnes per day (t/d) to recover copper, gold, molybdenum and silver, as well as a 25,000 t/d oxide heap leach facility to recover gold, silver and copper.

The Study supersedes all previous studies and incorporates an updated mineral resource and mineral reserve with an effective date of April 29, 2022.  The Study examines the development of the Casino Project, which comprises the processing of 1.43 billion tonnes of Mineral Reserve for both the mill and heap leach, with deposition of mill tailings and mine waste in the Tailings Management Facility ("TMF") consistent with the design concepts considered during the Best Available Tailings Technology ("BATT") Study as a base case development.

Unless otherwise indicated, all references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

FINANCIAL RESULTS

The Study indicates that the potential economic returns from the Project justify its further development and securing of the required permits and licenses for operation.

The financial results of the Study were developed under commodity prices that were based on analyst projections of long-term metal prices and a CAN$:US$ exchange rate of 0.80 ("Base Case" prices).

The following table summarizes the financial results:

Base Case
Copper (US$/lb)	3.60
Gold (US$/oz)	1,700
Molybdenum (US$/lb)	14.00
Silver (US$/oz)	22.00
Exchange Rate (C$:US$)	0.80

NPV pre-tax (5% discount, $millions)	5,768
NPV pre-tax (8% discount, $millions)	3,473
IRR pre-tax (100% equity)	21.2

NPV after-tax (5% discount, $millions)	4,059
NPV after-tax (8% discount, $millions)	2,334
IRR after-tax (100% equity)	18.1

LOM pre-tax free cash flow ($millions)	13,713
LOM after-tax free cash flow ($millions)	10,019

Payback period (years)	3.3
Net Smelter Return ($/t milled)	29.08

Copper Cash Cost (net of by-product credits) ($/lb)	(1.00)
Copper Cash Cost (co-product basis) ($/lb)	1.92
Gold Cash Cost (co-product basis) ($/oz)	908.53

4

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

Higher grade material is fed to the concentrator during the first four years of the concentrator operation. This factor, combined with the concurrent heap leach facility operation, results in higher yearly cash flows and other metrics during this period and contributes significantly to the Project's financial performance.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions)	1,033	662
Average Annual After-tax Cash Flow ($millions)	951	517
Average Net Smelter Return (NSR) ($/t ore milled)	43.15	29.08
% of Revenue - Copper	48.5	46.8
% of Revenue - Gold	38.8	36.0
% of Revenue - Silver	2.1	2.4
% of Revenue - Molybdenum	10.6	14.8

CAPITAL COSTS

Total initial capital investment in the Project is estimated to be $3.62 billion, which represents the total direct and indirect cost for the complete development of the Project, including associated infrastructure and power plant.  The following table shows how the initial capital is distributed between the various components.

Cost Item	Total ($M)
Process Plant and Infrastructure
Project Directs including freight	2,116
Project Indirects	431
Contingency	369
Subtotal	2,916
Mining
Mine Equipment	433
Mine Preproduction	228
Subtotal	661
Owner's Costs	41
Total Initial Capital Costs	3,618
Sustaining Capital	751
Total Life of Mine Capital Costs	4,369

5

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

OPERATING COSTS

Operating costs for the milling operation were calculated per tonne of material processed through the mill over the life of mine:

LOM
($/tonne)
Milling	$6.42
General & Administrative	$0.46
Total	$6.88

Heap leach operating costs were calculated per tonne of material processed through the heap leach over the life of the heap leach.

LOM
($/tonne)
Heap Leach Operation	$1.93
ADR/SART	$4.80
Total	$6.73

Mining costs were calculated to average $2.30 per tonne of material moved and $3.65 per tonne of mineralized material.

($/tonne)
Cost per tonne material (material moved)	$2.30
Cost per tonne mill feed (mill + heap leach material)	$3.65
Cost per tonne mill feed	$4.28

The combined mining and milling costs are $11.16 per tonne material milled for the life of mine, which compares favorably to the life-of-mine net smelter return of $29.08 per tonne at Base Case metal prices.

6

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

DEVELOPMENT PLAN

The Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates.  Key metrics of the processing plant are shown below:

	Years 1-4	Life of Mine
Strip ratio	0.26	0.43
Nominal Throughput
Mill (t/d)	120,000	120,000
Heap (t/d)	25,000	25,000
Average Annual Metal Production
Copper (Mlbs)	241	163
Gold (kozs)	333	211
Silver (kozs)	1,596	1,277
Molybdenum (Mlbs)	15.5	15.1

Average Annual Mill Feed Grade
Copper (%)	0.300	0.189
Gold (g/t)	0.352	0.217
Silver (g/t)	2.054	1.659
Molybdenum (%)	0.025	0.021
Average Annual Heap Leach Grade*
Gold (g/t)	0.366	0.265
Silver (g/t)	2.356	1.95
Copper (%t)	0.042	0.036
Recovery (Mill)
Copper (%)	83.9	86.5
Gold (%)	67.7	67.1
Silver (%)	55.6	53.1
Molybdenum (%)	64.1	71.2
Recovery (Heap)
Gold (%)	80.0	80.0
Copper (%)	18.0	18.0
Silver (%)	26.0	26.0
Annual Concentrate Production
Cu (dry kt)	390	264
Mo (dry kt)	13	12
Average Concentrate Grade
Copper Concentrate
Cu (%)	28.0	28.0
Au (g/t)	26.5	24.9
Ag (g/t)	127.2	150.7
Molybdenum Concentrate
Mo (%)	56.0	56.0

*Heap leach first four years grades taken from the start of the heap leach.

7

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

MINERAL RESERVES

The Mineral Reserve estimate is based on an updated open pit mine plan and mine production schedule using commodity prices of US$3.25 per pound copper, US$1,550 per ounce gold, US$12.00 per pound molybdenum and US$22.00 per ounce silver.

All of the mineralization included in the Mineral Reserve estimate with respect to the Casino Project is contained on mineral titles controlled by Western.  The following table presents the Mineral Reserve that is the basis for this Study.

	Tonnes	NSR	Cu	Au	Mo	Ag	CuEq	Cu	Au	Mo	Ag
Mill Ore Reserve:	(Mt)	($/t)	(%)	(g/t)	(%)	(g/t)	(%)	(Mlbs)	(Moz)	(Mlbs)	(Moz)
Proven Mineral Reserve	140.1	38.50	0.31	0.39	0.024	2.1	0.67	944	1.8	74.9	9.4
Probable Mineral Reserve	1,076.9	23.68	0.17	0.19	0.021	1.6	0.36	4,135	6.7	497.1	55.5
Proven/Probable Reserve	1,217.1	25.38	0.19	0.22	0.021	1.7	0.40	5,079	8.5	571.9	64.9

	Tonnes	NSR	Au	Cu	Mo	Ag	AuEq	Au	Cu	Mo	Ag
Heap Leach Reserve:	(Mt)	($/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(Moz)	(Mlbs)	(Mlbs)	(Moz)
Proven Mineral Reserve	42.9	22.52	0.45	0.055	N/A	2.7	0.47	0.62	51.8	N/A	3.7
Probable Mineral Reserve	166.8	11.14	0.22	0.031	N/A	1.8	0.23	1.17	113.5	N/A	9.4
Proven/Probable Reserve	209.6	13.47	0.26	0.036	N/A	1.9	0.28	1.78	165.3	N/A	13.1

Notes:

1. The Mineral Reserve estimate has an effective date of June 13, 2022 and was prepared using the CIM Definition Standards (10 May 2014).

2. Columns may not sum exactly due to rounding.

3. Mineral Reserves are based on commodity prices of US$3.25/lb Cu, US$1550/oz Au, US$12.00/lb Mo, and US$22.00/oz Ag.

4. Mineral Reserves amenable to milling are based on NSR cutoffs that vary by time period to balance mine and plant production capacities.  They range from a low of $6.11/t to a high of $25.00/t.

5. NSR value for supergene (SOX and SUS) mill material is NSR (C$/t) = $73.63 x recoverable copper (%) + $40.41 x gold (g/t) + $142.11 x moly (%) + 0.464 x silver (g/t), based on recoveries of 69% gold, 52.3% molybdenum and 60% silver.  Recoverable copper = 0.94 x (total copper - soluble copper).

6. NSR value for hypogene (HYP) mill material is NSR (C$/t) = $67.88 x copper (%) + $38.66 x gold (g/t) + $213.78 x moly (%) + $0.386 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 78.6% molybdenum and 50% silver.

7. Mineral Reserves amenable to heap leaching are based on an NSR cutoff of $6.61/t.

8. NSR value for leach material is NSR (C$/t) = $14.05 x copper (%) + $47.44 x gold (g/t) + $0.210 x silver (g/t), based on recoveries of 18% copper, 80% gold and 26% silver.

9. AuEq and CuEq values are based on prices of US$ 3.25/lb Cu, US$ 1550/oz Au, US$ 12.00/lb Mo, and US$ 22.00/oz Ag, and account for all metal recoveries and smelting/refining charges.

10. The NSR calculations also account for smelter/refinery treatment charges and payables.

On August 9, 2022, the Company filed a technical report titled "Casino Project, Form NI 43-101F1 Technical Report Feasibility, Yukon, Canada" with an effective date of June 13, 2022 (the "Report").  The Report summarizes the results of the Feasibility Study on the Casino copper-gold project, which results were first reported by the Company in a news release dated June 28, 2022.

Permitting

On November 10, 2023, the Company, through CMC, its wholly-owned subsidiary, submitted to the Yukon Environmental and Socio-Economic Assessment Board ("YESAB") Executive Committee a schedule for submission of the Environmental and Socio-economic Effects Statement ("ESE Statement") for the Casino Project, as prescribed by the Revised Environmental and Socio-economic Effects Statement Guidelines (the "Guidelines") received from YESAB on September 13, 2023.

8

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

The ESE Statement forms the basis for the Company's assessment application for the Panel Review and includes all the material outlined in the Guidelines.  In addition, the Company has been engaging and consulting with First Nations that may be impacted by the project.

Infrastructure

On December 5, 2023, the Company announced that during the 2023 Fall Sitting of the Yukon Legislative Assembly, the Yukon Government approved $21.4 million for investment in the Municipality of Skagway's (or "Skagway") redevelopment of their dock infrastructure to include a Marine Services Platform ("MSP") to continue to support ore export for the Yukon mining industry.  The MSP at Skagway is located in South-east Alaska and is 560 km from, and is the closest tidewater port to, the Casino Project. The Port of Skagway has historically been the preferred port to ship concentrates from the Yukon, and most recently was used to ship copper concentrates from the Minto Mine.

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

On November 10, 2023, the Company announced that the Carmacks Bypass Project (the "Bypass"), the first section of the Casino Project access road and a $29.6 million investment by the Yukon and Federal Governments has been completed ahead of schedule.  The Bypass will allow industrial vehicles to bypass the Village of Carmacks, reducing heavy traffic, improving community safety, and improving access to mineral exploration and development activities in the area.

Exploration and evaluation expenditures

Capitalized expenditures for the periods presented were as follows:

For the three months ended March 31,	2024	2023
	$	$
Claims maintenance	22,707	25,010
Engineering	408,524	215,851
Exploration and camp support	(37,341)	(237,854)
Permitting	910,433	2,492,762
Salary and wages	289,398	322,500
Share-based payments	72,491	164,765

TOTAL	1,666,212	2,983,034

During the three months ended March 31, 2024, the Company's activity focused on environmental activity and advancing work on the ESE statement under the new Guidelines.

During the three months ended March 31, 2023, the Company's activity focused on permitting and environmental activities associated with its ESE Statement submission.

9

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

Royalty payments

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23
	$	$	$	$
Loss and comprehensive loss	1,607,351	532,485	823,028	872,180
Loss per share - basic and diluted	$0.01	$0.00	$0.01	$0.01
Cash and short-term investments	31,519,071	31,036,165	32,422,493	38,576,943
Exploration and evaluation assets	111,902,410	110,236,198	106,698,962	96,901,990
Total assets	146,323,856	143,918,373	141,080,607	137,331,506

As at and for the quarter ended	31-Mar-23	31-Dec-22	30-Sep-22	30-Jun-22
	$	$	$	$
Loss and comprehensive loss	1,110,606	1,387,251	706,626	1,283,214
Loss per share - basic and diluted	$0.01	$0.01	0.00	$0.01
Cash and short-term investments	19,598,387	22,709,722	29,222,609	38,634,795
Exploration and evaluation assets	92,144,912	89,161,878	84,785,069	74,338,172
Total assets	113,657,532	114,382,545	116,205,020	114,671,589

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above.  Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to marketable securities, flow-through premium recovery and variances in stock-based compensation expense.

During the three months ended March 31, 2024, share-based payments totaled $642,961 due to timing, valuation, and recognition differences relating to the underlying stock option grants.  The Company also recognized higher legal costs due to an increase in legal activity.

During the three months ended December 31, 2023, the Company recognized interest income of $424,160 due to higher interest-bearing balances and higher interest rates.  The Company also incurred share-based payments totaling $170,754 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to restricted share units (RSU's).

During the three months ended September 30, 2023, the Company recognized interest income of $416,969 due to higher interest-bearing balances and higher interest rates compared to the three months ended June 30, 2023.  The Company also incurred share-based payments totaling $558,972 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to restricted share units (RSU's) and deferred share units (DSU's).

10

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended June 30, 2023, the Company recognized interest income of $274,824 due to higher interest-bearing balances and higher interest rates compared to the three months ended March 31, 2023. The Company also incurred share-based payments totaling $146,691 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSU's.

During the three months ended December 31, 2022, share-based payments totaled $287,328 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSU's.  The Company also recognized an unrealized loss on marketable securities of $90,020 which was partially offset by interest income of $181,488.

During the three months ended September 30, 2022, share-based payments totaled $309,770 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSUs which was partially offset by the $252,194 related to flow-through premium recovery.

During the three months ended June 30, 2022, share-based payments totaled $380,869 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSUs.  The Company also recognized an unrealized loss of $462,600 on marketable securities which was partially offset by the flow-through premium recovery.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized.  As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

During the three months ended March 31, 2024, exploration and evaluation assets increased as the Company continued work on its ESE Statement.

During the three months ended December 31, 2023 and September 30, 2023, exploration and evaluation assets increased as the Company completed its drilling and exploration program as well continued on-going work on its ESE Statement.

During the three months ended June 30, 2023, and March 31, 2023, exploration and evaluation assets increased as the Company continued work on its ESE Statement.

During the three months ended December 31, 2022, exploration and evaluation assets increased as the Company completed its drilling and exploration program as well continued on-going work on its ESE Statement.

During the three months ended September 30, 2022, exploration and evaluation assets increased as the Company incurred $8,173,126 in expenditures related to its drilling and exploration program.  The Company also incurred expenditures associated with on-going work on its ESE statement and completing its Feasibility Study which totaled $5,316,223 and $3,344,636 respectively.

During the three months ended June 30, 2022, exploration and evaluation assets increased as the Company incurred $2,022,528 in expenditures related to its drilling and exploration program.  The Company also incurred expenditures associated with on-going work on its ESE statement and Feasibility Study which totaled $1,681,215 and $1,249,707, respectively.

11

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

During the three months ended March 31, 2024, the Company completed private placements for gross proceeds of $3.3M.

During the three months ended December 31, 2023, the Company received $6M as part of an additional investment from Rio Tinto.

During the three months ended June 30, 2023, the Company received $21.2M as part of strategic investment from Mitsubishi Materials.  In connection with the strategic investment by Mitsubishi Materials, Rio Tinto subscribed for common shares for aggregate proceeds of $2.3M.

RESULTS OF OPERATIONS

For the three months ended March 31,	2024	2023
	$	$

Depreciation	51,734	51,725
Filing and regulatory fees	223,880	229,360
Office and administration	118,243	115,888
Professional fees	462,465	75,252
Share-based payments	642,961	207,011
Shareholder communication and travel	185,682	183,222
Wages and benefits	541,660	459,001

CORPORATE EXPENSES	2,226,625	1,321,459

Foreign exchange loss	(879)	(195)
Interest income	(340,875)	(169,798)
Unrealized gain on marketable securities	(277,520)	(40,860)

LOSS AND COMPREHENSIVE LOSS	1,607,351	1,110,606

THREE MONTHS ENDED MARCH 31, 2024

Western incurred a loss of $1,607,351 ($0.01 per common share) for the three months ended March 31, 2024, compared to a loss of $1,110,606 ($0.01 per common share) over the same period in 2023.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

Professional fees increased by $387,213 during the three months ended March 31, 2024, compared to the same period in 2023 due to an increase in legal activity associated with recent management changes.

Share-based payments increased by $435,950 during the three months ended March 31, 2024, compared to the same period in 2023 due to timing, valuation, and recognition differences relating to the underlying stock option and RSU grants.

Wages and benefits increased by $82,659 during the three months ended March 31, 2024, compared to the same period in 2023 largely due to severance payments for employees.

12

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

Interest income increased by $171,077 during the three months ended March 31, 2024, compared to the same period in 2023 due to higher interest-bearing balances and an increase in interest rates.

The Company recorded a gain on marketable securities of $277,520 during the three months ended March 31, 2024, compared to a gain of $40,860 during the same period in 2023 as a result of changes in the share price of the marketable securities held by Western at each period end date.

LIQUIDITY AND CAPITAL RESOURCES

For the three months ended March 31,	2024	2023
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,036,294)	(1,378,136)
Financing activities	3,373,208	1,378,982
Investing activities	(7,994,249)	1,803,627

CHANGE IN CASH AND EQUIVALENTS	(5,657,335)	1,804,473

Cash and cash equivalents - beginning	25,971,261	1,341,267

CASH AND CASH EQUIVALENTS - ENDING	20,313,926	3,145,740

Cash and cash equivalents totaled $20,313,926 as at March 31, 2024 (December 31, 2023 - $25,971,261).  Cash and cash equivalents and short-term investments totaled $31,519,071 as at March 31, 2024 (December 31, 2023 – $31,036,165).  Western’s net working capital (current assets less current liabilities) as at March 31, 2024 totaled $29,834,720 (December 31, 2023 - $28,888,135).

Western is an exploration stage company.  As at the date of this report, the Company has not earned any production revenue.  It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.  Although the Company expects that the current cash and short-term investments on hand will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the three months ended March 31, 2024, the Company completed private placements for gross proceeds of $3,323,363.  The Company did not complete any private placements during the three months ended March 31, 2023.

During the three months ended March 31, 2024, the Company received $217,500 from the exercise of stock options and expended $61,618 on lease payments.

13

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended March 31, 2023, the Company received $1,440,000 from the exercise of stock options and expended $61,018 on lease payments.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments.  Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes.  Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the three months ended March 31, 2024, the Company purchased $6,073,973 in short term investments and spent $1,920,276 on exploration and evaluation assets.  During the three months ended March 31, 2023, the Company redeemed $5,000,000 in short term investments and spent $3,196,373 on exploration and evaluation assets.

A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 196,209,619 common shares outstanding. The Company also has 8,926,334 stock options outstanding with exercise prices ranging from $0.75 to $2.22 and 1,500,000 warrants with an exercise price of $0.85.  In addition, there are 575,909 restricted share units and 472,600 deferred share units to be settled by way of common shares issued from treasury.

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia and Whitehorse, Yukon.  The future minimum lease payments by calendar year are approximately as follows:

Year	$
2024	123,897
2025	20,400

TOTAL	144,297

The Company has no off-balance sheet arrangements and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

14

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

KEY MANAGEMENT COMPENSATION

The Company's key management comprises its directors and officers.  The remuneration of key management during the periods presented was as follows:

For the three months ended March 31,	2024	2023
	$	$
Salaries and director fees	528,590	443,611
Share-based payments	654,845	338,569

KEY MANAGEMENT COMPENSATION	1,183,435	782,180

Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.  Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount, then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

Environmental site reclamation

As at March 31, 2024, the Company had not recognized an amount for environmental site reclamation.  Given its current operations the Company does not expect any costs related to environmental site reclamation.  The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time.  Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

15

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2023.  As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management also concluded that its disclosure controls and procedures were not effective as at December 31, 2023.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

In making this assessment, the Company's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2023.

Based on that assessment, management concluded that, as at December 31, 2023, the Company's internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.  He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from January 1 to March 31, 2024, that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting or its disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company closely monitors its liquidity position and endeavours to ensures it has adequate sources of funding to finance its projects and operations.  Some of the Company's cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due.  The Company does not maintain a line of credit.

16

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are held with Schedule 1 chartered banks in Canada.  Substantially all cash and cash equivalents and short-term investments held with financial institutions exceed government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions.  The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

17

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and certain information incorporated by reference in this MD&A contain certain forward-looking statements concerning Western's strategy, projects, plans or future financial or operating performance.  All statements that are not statements of historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward-looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding prospective financial performance, financial position or cash flows and readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may provide to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Forward-looking statements are frequently, but not always, identified by words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "may not", "could", "would" or "would not", "might" or "will be", "occur" or "be achieved" or the negative connotation of such terms. Such forward-looking statements are set forth, among other places, under the heading "Casino Project Update" and elsewhere in this MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; exploration and evaluation expenditures; results of the Study (including projected economic returns, operating costs, capital costs and other financial results in connection with the Casino Project); cash flow forecasts; exploration results at the Company's property; budgets; work programs; permitting timelines and regulatory timelines; the Company's engagement with local communities; the Company's ability to manage the short-term and long-term effects of the COVID-19 and any other pandemics; estimated timing for construction of, and production from, any new projects; strategic plans, including without limitation Western's strategy and plans in respect of environmental and social governance issues; market price of precious and base metals; expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) political and legal developments in jurisdictions where Western operations, or may in the future operate, being consistent with Western's current expectations, (2) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (3) requisite capital and financing will be available on acceptable terms, (4) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (5) no unforeseen disruptions or delays, unexpected geological or other effects, equipment failures, or permitting including any disruptions caused by COVID-19 or any future pandemics or any other unforeseen disruptions or delays that would have an adverse effect on Western's operations, (6) equipment, labour and materials costs increasing on a basis consistent with Western's current expectations, and (7) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other known or unknown factors. Such risks and other factors include, among others, history of losses; risks inherit to mineral exploration and development activities; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; risks related to the potential loss of the Company's properties; uncertainty as to timely availability of permits and licenses and other governmental approvals; risks related to the Company's dependence on a single project; title risks; price fluctuations of the Common Shares; risks surrounding statutory and regulatory compliance; risks surrounding environmental laws and regulations; risks surrounding land reclamation costs; operational risks surrounding the location of assets; risks surrounding Western's ability to maintain its infrastructure; risks involved in fluctuations in gold, copper and other commodity prices; uncertainty of estimates of capital and operating costs, recovery rates, production estimates, and estimated economic return; changes in project parameters as plans continue to be refined; risks related to the cooperation of government agencies and Indigenous peoples in the exploration and development of Western's property; volatility in the price of metals; climate change risks; risks related to fluctuations in currency exchange rates; risks surrounding dilution of the Common Shares; dependence on members of management and key personnel; competition risks; inflation risks; risks related to macro-economic factors including global financial volatility; potential natural disasters, terrorist acts, health crises and future pandemics; risks related to the need to obtain additional financing to develop the Company's property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks related to the integration of acquisitions; risks related to operations; risks related to the feasibility study and the possibility that future exploration and development will not be consistent with the Company's expectations; risks related to joint venture operations; conclusions of economic evaluations; possible variations in mineral reserves, grade or recovery rates; insurance risk; reclamation costs; risks related to conflicts of interest; risks related to internal controls; tax risks; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to information technology and cybersecurity; risks related to regulatory compliance; the Company's history of not paying dividends; and risks related to shareholder activism; impact of the COVID-19 pandemic or other global pandemics and the Russian invasion of Ukraine; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F and Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

18

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F and Annual Information Form on file with the SEC and Canadian securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

19

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS Three months ended March 31, 2024
(Expressed in Canadian dollars, unless otherwise indicated)

Non-GAAP Measures and Other Financial Measures

Alternative performance measures in this MD&A, such as "cash cost" and "free cash flow", are used to provide additional information. These non-GAAP performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the Company's property and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS accounting standards and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS accounting standards.

CAUTIONARY NOTE TO U.S. INVESTORS

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms and other mining terms, such as "inferred mineral resource," differ from the definitions of such terms, if any, for purposes of the disclosure requirements of the United States Securities and Exchange Commission (the "SEC").

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

20